Exhibit 99.2

Date: March 3, 2010

RE: Employee Stock Option Exchange Program

We are seeking shareholder approval of an amendment to Office Depot’s Amended Long-Term Incentive Plan (the “Incentive Plan”) to allow for a one-time stock option exchange program (the “Exchange Program”). If implemented, the Exchange Program will allow us to cancel certain outstanding stock options issued under the Incentive Plan and the Office Depot 2007 Long-Term Incentive Plan currently held by some of our employees in exchange for the grant of a lesser amount of stock options with exercise prices equal to fair market value on the date of grant.

The Exchange Program would allow eligible employees to voluntarily exchange their eligible “underwater” stock options for a lesser number of options priced as of the date of the grant.

The Exchange Program proposal, that requires shareholder approval, is part of the 2010 preliminary proxy statement filed by Office Depot with the Securities and Exchange Commission (“SEC”) on February 23, 2010 and will be a part of the definitive proxy statement filed with the SEC. The final terms of the Exchange Program will not be known unless and until the Exchange Program is launched.

Should this proposal be approved by the shareholders at Office Depot’s 2010 Annual Meeting of Shareholders, we will communicate more about the details of the Exchange Program as soon as possible after that. In the meantime, you can learn more about this proposal by reading the preliminary proxy statement filed with the SEC on February 23, 2010, the definitive proxy statement, when available, and through the set of Frequently Asked Questions (“FAQs”).

Please be aware that even if the shareholders approve the Exchange Program:

•

We may choose to not implement the Exchange Program if the stock price increases to a level where an option exchange program may not have the desired impact for shareholders or employees, or for any other reason

•	The estimated exchange ratios and eligibility disclosed in the definitive proxy statement may change if Office Depot’s stock price changes.

You do not need to do anything at the moment, although I encourage you to read the preliminary proxy statement, the definitive proxy statement when available and the FAQs if you have any questions. If the Exchange Program is launched, participation in the Exchange Program is voluntary.

Office Depot, its Management and Human Resources department cannot give advice on whether you should or should not participate in the Exchange Program. We will direct you to published materials where you can learn more about the Exchange Program if and when it is implemented.

Thank you.

/s/ Daisy Vanderlinde
Daisy Vanderlinde
EVP, Human Resources

More information on is available at:

»Preliminary Proxy Statement

»Definitive Proxy Statement, when available

» FAQs

Important Legal Information

This communication does not constitute an offer to holders of the Office Depot’s outstanding stock options to exchange those options. The Exchange Program will only be commenced, if at all, if the Company’s shareholders first approve the Exchange Program.

The Exchange Program described in this communication has not yet commenced. Office Depot will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) if and when the Exchange Program commences. Even if shareholder approval is obtained, the Company may decide not to implement the Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Program.

Office Depot shareholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or at a website which the Company may launch to assist with the Exchange Program.